Exhibit 99.1

FBS Global Secures Strategic Construction Materials Supply Partnership Supporting Up to $20 Million Procurement

Strategic Supply Chain Collaboration Expected to Support Project Execution, Strengthen Material Sourcing and Improve Procurement Efficiency

Singapore – March 12, 2026 – FBS Global Limited (Nasdaq: FBGL) (“FBS” or the “Company”), a green building contractor and interior fit-out specialist with more than 30 years of operating history, today announced a strategic supply chain partnership designed to support the Company’s expanding construction project pipeline through enhanced access to critical building materials and improved procurement efficiency.

The collaboration is expected to strengthen FBS Global’s upstream sourcing capabilities while supporting the Company’s ability to execute technically complex construction projects across Singapore’s commercial, industrial and public infrastructure sectors. The strategic procurement arrangement may enable the Company to source certain materials at target pricing levels below prevailing market levels in Singapore, potentially improving procurement efficiency and strengthening the Company’s competitiveness in future project tenders.

The agreement has been entered into by Finebuild Systems Pte Ltd, the Company’s Singapore operating subsidiary, together with Fastfixs Systems Pte Ltd and Linyi Metal Products Co., Ltd., establishing a framework for long-term cooperation covering the supply of key construction materials and industrial metal products.

The partnership targets procurement volumes of approximately US$20 million through December 31, 2027, supporting Finebuild’s expanding project pipeline and ongoing participation in commercial and public infrastructure developments.

Under the agreement, the parties will collaborate on strategic procurement, supply chain coordination and project opportunity referrals. The arrangement is designed to support access to critical construction materials, including steel, aluminum alloys, stainless steel and related building components, supporting efficient project execution.

In addition to material supply, the parties intend to collaborate on project opportunities and industry relationships where appropriate, including potential joint participation in construction tenders where appropriate.

Kelvin Ang, Chief Executive Officer of FBS Global, commented, “As our secured project pipeline continues to expand across commercial and public infrastructure developments, maintaining a resilient and cost-efficient supply chain is increasingly important. This strategic procurement partnership strengthens our upstream material sourcing capabilities while supporting disciplined project execution across our platform.”

Mr. Ang continued, “By establishing long-term collaboration with experienced supply and manufacturing partners, we believe this collaboration may enhance supply chain coordination and support our ability to execute projects efficiently.”

The agreement provides a framework governing pricing, quality standards, compliance procedures and delivery arrangements. Specific procurement transactions will be executed through purchase orders issued by Finebuild Systems in accordance with project requirements.

FBS Global continues to focus on expanding participation in technically demanding commercial and public infrastructure projects across Singapore while strengthening the operational capabilities that support disciplined project delivery.

About FBS Global Limited

FBS Global Limited (Nasdaq: FBGL) is a construction and building systems specialist focused on high-specification, execution-driven projects across commercial, industrial and public sector markets. The Company delivers technically complex additions and alterations (A&A), retrofitting, insulation systems, lead-lined drywall partitions, false ceiling installations, and integrated interior build-outs.

With more than 30 years of operating experience, FBS targets projects requiring precision engineering, regulatory compliance expertise and coordinated multi-system execution. The Company is focused on expanding its secured project pipeline, increasing participation in public infrastructure works, and driving disciplined, execution-led growth.

The agreement represents a strategic cooperation framework and does not constitute a binding purchase commitment.

For additional information, please visit the Company’s website at https://www.fbsglobal.com.sg/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, without limitation, statements regarding project execution, anticipated revenue realization, growth strategy, expansion plans and future performance. Words such as “may,” “will,” “expect,” “intend,” “plan,” “believe,” “anticipate,” and similar expressions are intended to identify forward-looking statements.

Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties, including risks relating to project execution, customer performance, regulatory requirements, competition and general economic conditions. Additional risks and uncertainties are described in the “Risk Factors” section of the Company’s filings with the U.S. Securities and Exchange Commission. Actual results may differ materially from those expressed or implied in forward-looking statements. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Investor Relations Contact:

Crescendo Communications, LLC

Email: fbgl@crescendo-ir.com

Tel: +1 212-671-1020